UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
HCA Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
404119109
(CUSIP Number)
December 31, 2008
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	404119109	Page	2	of	17

1	NAME OF REPORTING PERSON Thomas F. Frist, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		91,845,692*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

91,845,692*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,845,692*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

97.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No.	404119109	Page	3	of	17

1	NAME OF REPORTING PERSON Thomas F. Frist, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		91,845,692*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

91,845,692*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,845,692*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

97.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No.	404119109	Page	4	of	17

1	NAME OF REPORTING PERSON Patricia C. Frist

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		91,845,692*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

91,845,692*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,845,692*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

97.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No.	404119109	Page	5	of	17

1	NAME OF REPORTING PERSON Patricia F. Elcan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		91,845,692*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

91,845,692*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,845,692*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

97.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No.	404119109	Page	6	of	17

1	NAME OF REPORTING PERSON William R. Frist

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		91,845,692*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

91,845,692*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,845,692*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

97.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No.	404119109	Page	7	of	17

1	NAME OF REPORTING PERSON Frisco, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		91,845,692*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

91,845,692*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,845,692*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

97.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No.	404119109	Page	8	of	17

1	NAME OF REPORTING PERSON Frisco Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		91,845,692*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

91,845,692*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,845,692*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

97.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No.	404119109	Page	9	of	17
STATEMENT ON SCHEDULE 13G
     Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.01 per share (the “Shares”), of HCA Inc. (the “Issuer”).
Item 1.
(a)	Name of Issuer:

HCA Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Park Plaza Nashville, Tennessee 37203
Item 2.
(a)	Name of Person Filing:

Thomas F. Frist, Jr. Thomas F. Frist, III Patricia C. Frist Patricia F. Elcan William R. Frist Frisco, Inc. Frisco Partners

(b)	Address of Principal Business Office, or, if None, Residence:
  3100 West End Avenue, Suite 500
  Nashville, TN 37203
(c)	Citizenship:

See Item 4 of each cover page.

CUSIP No.	404119109	Page	10	of	17
(d)	Title of Class of Securities:

Common stock, $0.01 par value per share.

(e)	CUSIP Number:

404119109
Item 3.
Not applicable.
Item 4. Ownership.
(a)	Amount beneficially owned:

Hercules Holding II, LLC holds 91,845,692 Shares, or 97.3%, of the common stock of the Issuer based on 94,367,464 outstanding Shares as of December 31, 2008. The units of Hercules Holding II, LLC are held by a private investor group, including affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity and affiliates of Dr. Thomas F. Frist, Jr., all of whom are parties to the limited liability company agreement of Hercules Holding II, LLC. On January 1, 2009, Merrill Lynch & Co., Inc., the parent of Merrill Lynch Global Private Equity, was acquired by Bank of America Corporation. Prior to the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation, affiliates of Bank of America Corporation also held certain units of Hercules Holding II, LLC and were parties to the limited liability company agreement of Hercules Holding II, LLC.

Each member of the investment group and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC. However, each such person disclaims membership in any such group and disclaims beneficial ownership of such Shares. Affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity have the right under Hercules Holding II, LLC’s limited liability company agreement to nominate up to three directors of the Issuer, and affiliates of Dr. Thomas F. Frist, Jr. collectively have the right to nominate up to two directors of the Issuer.

Dr. Thomas F. Frist, Jr. directly owns 23,376 units of Hercules Holding II, LLC and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer by virtue of his membership in Hercules Holding II, LLC. Dr. Frist may also be deemed to have indirect beneficial ownership in respect of 45,498 units of Hercules Holding II, LLC, through an indirect pecuniary interest in such units held by his wife, Patricia C. Frist, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Dr. Frist is the trustee of (i) the Thomas F. Frist, Jr. 2007 Grantor Retained Annuity Trust, (ii) the Thomas F. Frist, Jr. 2008 Grantor Retained Annuity Trust, and (iii) the Thomas F. Frist GST Tax Exempt

CUSIP No.	404119109	Page	11	of	17
Trust and may be deemed to be the beneficial owner of the 1,640,510 units of Hercules Holding II, LLC held by the Thomas F. Frist, Jr. 2007 Grantor Retained Annuity Trust, the 1,456,618 units of Hercules Holding II, LLC held by the Thomas F. Frist, Jr. 2008 Grantor Retained Annuity Trust, and the 16,113 units of Hercules Holding II, LLC held by the Thomas F. Frist GST Tax Exempt Trust and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Dr. Frist may also be deemed to share voting and dispositive power with respect to 17,804,125 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of his position as a director of Frisco, Inc. and with respect to 17,804,125 shares of the Issuer beneficially owned by Frisco Partners, by virtue of his position as a partner of Frisco Partners. Frisco Inc. and Frisco Partners each have beneficial ownership of 17,804,125 units of Hercules Holding II, LLC, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

Thomas F. Frist, III directly owns 1,056 units of Hercules Holding II, LLC and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer by virtue of his membership in Hercules Holding II, LLC. Mr. Thomas F. Frist, III may also be deemed to have indirect beneficial ownership in respect of 1,056 units of Hercules Holding II, LLC, through an indirect pecuniary interest in such units held by his wife, Julie D. Frist, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mr. Thomas F. Frist III may also be deemed to share voting and dispositive power with respect to 17,804,125 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of his position as a director of Frisco, Inc. and with respect to 17,804,125 shares of the Issuer beneficially owned by Frisco Partners, by virtue of his position as a partner of Frisco Partners. Frisco Inc. and Frisco Partners each have beneficial ownership of 17,804,125 units of Hercules Holding II, LLC, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

Patricia C. Frist directly owns 45,498 units of Hercules Holding II, LLC and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer by virtue of her membership in Hercules Holding II, LLC. Mrs. Frist may also be deemed to have indirect beneficial ownership in respect of 23,376 units of Hercules Holding II, LLC, through an indirect pecuniary interest in such units held by her husband, Thomas F. Frist, Jr., and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Mrs. Frist is the trustee of the Frist Children’s Trust and the Frist Children’s Trust II and may be deemed to be the beneficial owner of the 86,051 units of Hercules Holding II, LLC held by the Frist Children’s Trust and the 1,477,765 units of Hercules Holding II, LLC held by the Frist Children’s Trust II and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mrs. Frist may also be deemed to share voting and dispositive power with respect to 17,804,125 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of her position as a director and officer of Frisco, Inc. Frisco, Inc. has beneficial ownership of 17,804,125 units of Hercules Holding II, LLC, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

CUSIP No.	404119109	Page	12	of	17
Patricia F. Elcan directly owns 182,549 units of Hercules Holding II, LLC (including 1,056 units that Mrs. Elcan owns individually and 181,493 that she owns jointly with her husband, Charles A. Elcan) and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer by virtue of her membership in Hercules Holding II, LLC. Mrs. Elcan may also be deemed to have indirect beneficial ownership in respect of 145,677 units of Hercules Holding II, LLC, through an indirect pecuniary interest in such units held by her husband and her children and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Mrs. Frist’s husband is the trustee of the Patricia F. Elcan Grat III Trust II, the Patricia F. Elcan Grat II Trust I and the Elcan Children’s Trust and Mrs. Elcan may be deemed to be the beneficial owner of the 102,341 units of Hercules Holding II, LLC held by the Patricia F. Elcan Grat III Trust II, the 52,800 units of Hercules Holding II, LLC held by the Patricia F. Elcan Grat II Trust I and the 37,560 units of Hercules Holding II, LLC held by the Elcan Children’s Trust, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Mrs. Elcan may be deemed to be the beneficial owner of the 172,792 units of Hercules Holding II, LLC held by Elcan Partners LP and the 97,479 units of Hercules Holding II, LLC held by Elcan Investment Partnership, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mrs. Elcan may also be deemed to share voting and dispositive power with respect to 17,804,125 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of her position as a director of Frisco, Inc. and with respect to 17,804,125 shares of HCA Inc. beneficially owned by Frisco Partners, by virtue of her position as a partner of Frisco Partners. Frisco Inc. and Frisco Partners each have beneficial ownership of 17,804,125 units of Hercules Holding II, LLC, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

William R. Frist directly owns 1,451,818 units of Hercules Holding II, LLC and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer by virtue of his membership in Hercules Holding II, LLC. Mr. William R. Frist may also be deemed to have indirect beneficial ownership in respect of 12,533 units of Hercules Holding II, LLC, through an indirect pecuniary interest in such units held by his children and his wife, Jennifer R. Frist, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Mr. William R. Frist may be deemed the beneficial owner of the 268,259 units of Hercules Holding II, LLC held by the William R. Frist Family Partnership, of which his wife, Jennifer R. Frist, serves as trustee, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mr. William R. Frist may also be deemed to share voting and dispositive power with respect to 17,804,125 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of his position as a director of Frisco, Inc. and with respect to 17,804,125 shares of the Issuer beneficially owned by Frisco Partners, by virtue of his position as a partner of Frisco Partners. Frisco Inc. and Frisco Partners each have beneficial ownership of 17,804,125 units of Hercules Holding II, LLC, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

Frisco, Inc. directly owns 8,130,780 units of Hercules Holding II, LLC and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer by virtue of its membership in Hercules Holding II, LLC. Frisco, Inc. may also be deemed to have indirect beneficial ownership in respect of 9,673,345 units of Hercules Holding II,

CUSIP No.	404119109	Page	13	of	17
LLC, by virtue of proxies provided to Frisco, Inc. by certain trusts and investment entities, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Frisco, Inc. is a corporation organized under Delaware law, the directors of which are Dr. Thomas F. Frist, Jr., Patricia C. Frist, Patricia F. Elcan, Thomas F. Frist, III and William R. Frist, and the officers of which include Patricia C. Frist. Each of such individuals may be deemed to share voting and dispositive power with respect to any shares beneficially owned by Frisco, Inc.

Frisco Partners may be deemed to have indirect beneficial ownership in respect of 17,804,125 units of Hercules Holding II, LLC, by virtue of proxies assigned to Frisco Partners by certain trusts and investment entities, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Frisco Partners is a general partnership organized under Tennessee law, the partners of which are Dr. Thomas F. Frist, Jr., Patricia F. Elcan, Thomas F. Frist, III and William R. Frist. Each of such individuals may be deemed to share voting and dispositive power with respect to any shares beneficially owned by Frisco Partners.

The address of the principal business office of each individual named above is 3100 West End Avenue, Suite 500, Nashville, TN 37203. Each such individual is a citizen of the United States.

(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 6 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote
See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of
See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of
See Item 8 of each cover page.
Item 5. Ownership of Five Percent or Less of a Class.

CUSIP No.	404119109	Page	14	of	17
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
As stated in Item 4 above, Hercules Holding II, LLC holds 91,845,692 shares, or 97.3%, of the Shares of the Issuer. Hercules Holding II, LLC is held by a private investor group, including affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity and by affiliates of Dr. Thomas F. Frist, Jr. On January 1, 2009, Merrill Lynch & Co., Inc., the parent of Merrill Lynch Global Private Equity, was acquired by Bank of America Corporation. Prior to the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation, affiliates of Bank of America Corporation also held certain units of Hercules Holding II, LLC and were parties to the limited liability company agreement of Hercules Holding II, LLC. Each such person may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC. However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares reported on this Schedule 13G. The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

Affiliates of Bain Capital	Affiliates of Merrill Lynch	Affiliates of Kohlberg Kravis
Investors, LLC	Global Private Equity	Roberts & Co., L.P.
	Bank of America Corporation	KKR Millennium Fund L.P.
BCIP TCV, LLC	Merrill Lynch & Co., Inc.	KKR Associates Millennium L.P.

Bain Capital Integral Investors, LLC	Merrill Lynch Group, Inc.	KKR Millennium GP LLC

Bain Capital Hercules Investors, LLC	Merrill Lynch GP Inc.	KKR 2006 Fund L.P.

	ML Global Private Equity Partners, L.P.	KKR Associates 2006 L.P.
	MLGPE Ltd	KKR 2006 GP LLC
	ML Global Private Equity Fund, L.P.	OPERF Co-Investment L.L.C.
	ML HCA Co-Invest, Ltd.	KKR PEI Investments, L.P.
	ML HCA Co-Invest, LP	KKR PEI Associates, L.P.
	Merrill Lynch Ventures, LLC	KKR PEI GP Limited
	Merrill Lynch Ventures L.P. 2001	Kohlberg Kravis Roberts & Co. L.P.

CUSIP No.	404119109	Page	15	of	17

Affiliates of Bain Capital	Affiliates of Merrill Lynch	Affiliates of Kohlberg Kravis
Investors, LLC	Global Private Equity	Roberts & Co., L.P.
KKR & Co. L.L.C.
KKR Partners III, L.P.
KKR III GP L.L.C.
Each such person has separately complied with its Schedule 13G reporting obligations with respect to the Issuer.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Not applicable.

CUSIP No.	404119109	Page	16	of	17
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated February 17, 2009

/s/ Natalie H. Cline, Attorney-in-Fact

Thomas F. Frist, Jr.

/s/ Natalie H. Cline, Attorney-in-Fact

Thomas F. Frist, III

/s/ Natalie H. Cline, Attorney-in-Fact

Patricia C. Frist

/s/ Natalie H. Cline, Attorney-in-Fact

Patricia F. Elcan

/s/ Natalie H. Cline, Attorney-in-Fact

William R. Frist

FRISCO, INC.

By:	/s/ Natalie H. Cline, Attorney-in-Fact

Name:

Title:

FRISCO PARTNERS

By:	/s/ Natalie H. Cline, Attorney-in-Fact

Name:

Title:

CUSIP No.	404119109	Page	17	of	17
EXHIBITS

Exhibit
Number	Title

1	Joint Filing Agreement

2	Power of Attorney of Thomas F. Frist, Jr. (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Thomas F. Frist, Jr. with respect to HCA Inc. on April 29, 2008).

3	Power of Attorney of Thomas F. Frist III (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Thomas F. Frist III with respect to HCA Inc. on April 29, 2008).

4	Power of Attorney of Patricia C. Frist (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Patricia C. Frist with respect to HCA Inc. on April 29, 2008).

5	Power of Attorney of Patricia F. Elcan (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Patricia F. Elcan with respect to HCA Inc. on April 29, 2008).

6	Power of Attorney of William R. Frist (incorporated by reference to Exhibit 24.3 to the Form 3 filed by William R. Frist with respect to HCA Inc. on April 29, 2008).

7	Power of Attorney of Frisco, Inc. (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Frisco, Inc. with respect to HCA Inc. on April 29, 2008).

8	Power of Attorney of Frisco Partners (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Frisco Partners with respect to HCA Inc. on April 29, 2008).